AETERNA ZENTARIS INC.

OFFICER'S CERTIFICATE

TO: Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Financial and Consumer Services Division (Prince Edward Island)

RE: Abridging time pursuant to National Instrument 54-101 – *Communication With Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**")

I, Giuliano La Fratta, Chief Financial Officer of Aeterna Zentaris Inc. (the "**Corporation**"), hereby certify for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the annual general and special meeting of the shareholders of the Corporation to be held on July 16, 2024 (the "**Meeting**"), the Corporation:

(a) has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements set forth in Sections 2.9 and 2.12 of NI 54-101;

(b) has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c) is relying upon Section 2.20 of NI 54-101 in connection with the abridgment of the time periods described by Sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

The term "proxy-related materials" as used in this certificate shall have the meaning ascribed to it in NI 54-101.

DATED as of the 24th day of June, 2024.

AETERNA ZENTARIS INC.

Per: *(Signed) "Giuliano La Fratta"*
Name: Giuliano La Fratta
Title: Chief Financial Officer